Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.
Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.
Commission File No.: 001-14655

Contact:	Susan E. Moss
Vice President, Communications
(502) 596-7296

KINDRED HEALTHCARE ANNOUNCES NEW OFFICER APPOINTMENTS

LOUISVILLE, Ky. (March 29, 2011) – Kindred Healthcare, Inc. (the “Company”) (NYSE:KND) today announced several promotions.

Gregory C. Miller was named Chief Development Officer. Mr. Miller joined the Company in 2004 and was previously Senior Vice President, Corporate Development and Financial Planning. Mr. Miller is responsible for our development and growth strategy, and is being recognized for his continued role in overseeing our acquisition and development efforts. Specifically, Mr. Miller has been instrumental in the Company’s recently announced pending transaction with RehabCare Group, Inc. (“RehabCare”) (NYSE:RHB) and has led the Company’s hospital development efforts, its recent acquisition of five long-term acute care hospitals in Southern California from Vista Healthcare, LLC and the Company’s expansion into home health and hospice.

In the Hospital Division, Traci Shelton was named Executive Vice President, West Region, Ronald C. Lazas, Jr. was named Senior Vice President and Chief Counsel, and David Mikula was named Senior Vice President of Sales and Marketing.

Ms. Shelton is being recognized for her successful operation of the West Region since 2004 and her oversight of the 2010 acquisition of the five Vista hospitals in Southern California. She joined the Company in 1993 and was previously Senior Vice President of the West Region. In her role, she provides operational leadership and supports our strategic development activities for 25 hospitals in six states, primarily in the Southwest.

Mr. Lazas has worked for the Company since 1994 and was previously Vice President and Chief Counsel. As the Hospital Division has grown, Mr. Lazas has taken on more responsibility and has provided critical support, advice and assistance to support the division’s growth and strategic initiatives including managed care and physician development. The Hospital Division had $2 billion in revenues in 2010 and operates 89 hospitals in 24 states.

Mr. Mikula joined the Company in 2008 and was previously Vice President of Sales and Marketing. He has been instrumental in the Hospital Division’s growth and development of its sales leadership team. In addition, through his leadership the Hospital Division has successfully automated the hospital referral process.

In Peoplefirst Rehabilitation, Todd Higgins, a participant in the Company’s Rising Star program, was promoted to Vice President of Finance and Controller and David Tate was promoted to Division Vice President of Clinical Services. Mr. Higgins has worked for the Company since 2008 and was previously Senior Director of Finance. He has provided leadership of the finance and accounting functions of Peoplefirst, which has grown its annual revenues from approximately $427 million in 2008 to approximately $505 million in 2010. Mr. Tate has worked for the Company since 1996 and was previously Senior Director of Clinical Services. He has played a key role in facilitating Peoplefirst’s division-wide customer relations initiative and helped in the planning and implementation of the RUGs IV Medicare payment system.

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680 South Fourth Street         Louisville, Kentucky 40202

502.596.7300         www.kindredhealthcare.com

Kindred Healthcare Announces New Officer Appointments

March 29, 2011

In the Company’s support center, Daniel P. Moriarty was named Division Vice President and Counsel, Liability Claims and Matthew B. Steinberg was named Division Vice President and Litigation Counsel. Mr. Moriarty has worked for the Company since 1999 and was previously Senior Director and Counsel, Liability Claims. Mr. Steinberg has worked for the Company since 2002 and was previously Senior Director and Litigation Counsel. Mr. Moriarty is responsible for the management of general and professional liability claims and litigation in over 40 states. Mr. Steinberg is responsible for managing the Company’s commercial litigation throughout the United States, works with the Liability Claims Department and provides legal advice and assistance to our facilities and operations on a wide variety of topics.

“These promotions recognize these individuals for their ongoing commitment and contributions that have added to the success of Kindred Healthcare,” said Paul J. Diaz, President and Chief Executive Officer of the Company. “We look forward to their continued leadership in helping us with our ongoing growth, development and strategic development initiatives. It is important to note that in the months to come we expect to announce additional new officer appointments including, but not limited to, Brock Hardaway, Executive Vice President, Hospital Operations, Pat Henry, Executive Vice President, Skilled Nursing Rehabilitation Services Operations, and Mary Pat Welc, Senior Vice President, Hospital Rehabilitation Services Operations, from RehabCare upon the consummation of the proposed merger agreement with RehabCare.”

Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings.”

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the

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Kindred Healthcare Announces New Officer Appointments

March 29, 2011

forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-200 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of over $4.3 billion and approximately 56,800 employees in 40 states. At December 31, 2010, Kindred through its subsidiaries provided healthcare services in 696 locations, including 89 long-term acute care hospitals, 226 nursing and rehabilitation centers and a contract rehabilitation services business, Peoplefirst rehabilitation services, which served 381 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies three years in a row, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

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